Exhibit (a)(1)(C)

Letter to Eligible Holders

[Lufkin Industries, Inc. Letterhead]

LUFKIN INDUSTRIES, INC.

936/634 2211 P.O. BOX 849, LUFKIN, TEXAS 75902-0849

January 8, 2004

Dear Lufkin Industries, Inc. Option Holder:

The board of directors of Lufkin Industries, Inc. (“Lufkin” or the “Company”) has authorized the repurchase by the Company of all outstanding options, with an exercise price of $38.00 per share, granted on November 12, 1997 (such options, the “eligible options”), under the Lufkin Industries, Inc. 1990 Stock Plan, as amended (the “1990 Plan”) to purchase Lufkin common stock held by optionholders. As a holder of eligible options, you may participate, in whole or in part, in a tender offer described in the accompanying Offer to Purchase by following the procedures in that document, subject to the limitations described in this memorandum and the attachments.

1.	Tender Offer

The Company’s board of directors has authorized the Company to purchase all eligible options at a purchase price of $1.00 per option. The period for the tender offer starts with the mailing of the enclosed materials and will close on February 9, 2004.

If you choose to participate in the tender offer, you may surrender all your eligible options or none of your eligible options. The cash you receive for each tendered eligible option accepted by the Company in the tender offer will be $1.00 per option.

There are strict procedures that you need to follow to tender your eligible options to the Company and these procedures are described in detail in the accompanying Offer to Purchase. To participate in the tender offer, you must return the LETTER OF TRANSMITTAL to the address set forth therein no later than 5:00 p.m., Houston, Texas time on February 9, 2004 (such date and time being the “Expiration Date”) unless we otherwise extend the Expiration Date as described in the Offer to Purchase. You can withdraw your tendered options at any time up to the Expiration Date but you must notify us in writing of your withdrawal before the Expiration Date.

For any of your options, which are tendered and accepted by the Company in the tender offer, you will no longer be entitled to any rights associated with those options.

If you intend to participate in the tender offer, please carefully read the Offer to Purchase and the Letter of Transmittal.

2.	Holding Your Options

You may choose to hold on to your options and not tender them. If you do so, your options will be exercisable at their original exercise price and according to the terms of their existing option agreements.

3.	General

This package contains the following enclosures:

•	This cover letter to holders of eligible options;

•	A summary of your individual outstanding option holdings as reflected in our systems as of December 31, 2003;

•	The Offer to Purchase and Letter of Transmittal for the tender offer;

•	Notice of Withdrawal; and

•	Form of Decline Letter.

Any action you take with respect to your options is entirely at your election. We are not able to predict which alternative will provide the greatest value to you and we are not making any recommendation to you as to which course of action to take. You are encouraged to consult with your own financial, legal and tax advisors as well as urged to obtain current market prices for our common stock.

PLEASE NOTE THAT IF THE COMPANY DOES NOT RECEIVE THE LETTER OF TRANSMITTAL BY THE PRESCRIBED TIME, YOU WILL BE DEEMED TO HAVE SELECTED TO HOLD YOUR OPTIONS.

If you have any questions regarding this matter, please contact Paul G. Perez at (936) 637-5267.

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